Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    ACE Aviation announces shareholder approval of its plan of arrangement

    MONTREAL, Oct. 5 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that its shareholders have approved a proposed statutory arrangement under the Canada Business Corporations Act. The arrangement would grant authority to the board of directors of ACE to make from time to time one or more special distributions to shareholders in an aggregate amount of up to
$2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE. 95.5% of the shareholder votes were cast in favour of the arrangement.
    The implementation of the plan of arrangement is subject to issuance by the Qubec Superior Court of a final order approving the plan of arrangement.
    ACE previously announced on August 31, 2006 its intention to proceed with an initial distribution of units of Aeroplan Income Fund (TSX: AER.UN) under the plan of arrangement representing a portion of its interest in Aeroplan.
The initial distribution is subject to the prior receipt of an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the distribution will be treated as a return of capital. It is anticipated that the initial distribution will be completed by the end of 2006. The remaining terms of the initial distribution, including the number of Aeroplan units to be distributed, the record date to determine the ACE shareholders eligible to participate in such distribution and the anticipated payment date will be announced by subsequent news release after receipt of the tax ruling or opinion.
    As previously announced, Air Canada's Pilots Association (ACPA) has filed a claim in the Ontario Superior Court of Justice seeking to prevent the proposed special distributions under the plan of arrangement. ACE is of the view that the claim is without merit.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-
looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The completion of the transactions described in this news release is conditional upon the satisfaction of certain conditions precedent, including approval by the Qubec Superior Court and receipt of an advance income tax ruling or opinion confirming that the initial distribution of Aeroplan units will be treated as a return of capital. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; www.aceaviation.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 14:07e 05-OCT-06